

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2022

Robert Piconi
Chief Executive Officer
Energy Vault Holdings, Inc.
4360 Park Terrace Drive Suite 100
Westlake Village, California 93161

> **Re: Energy Vault Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed on February 14, 2022**
> **File No. 333-262720**

Dear Mr. Piconi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bradley Ecker at 202-551-4985 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing